June 15, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. Daniel Gordon, Branch Chief

Mr. Eric McPhee, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 7, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

File No. 001-34456

Dear Mr. Gordon:

This letter is submitted in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 6, 2011 (the “Comment Letter”) with respect to Colony Financial, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Commission on March 7, 2011 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011, which was filed with the Commission on May 10, 2011 (the “Form 10-Q”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K or Form 10-Q, as applicable. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We note your disclosure on page 2 that your objective is to “provide returns that are attractive in light of the amount of risk associated with achieving such returns.” However, it does not appear that you provide disclosure that addresses the credit risk of your investment portfolio. Please advise us how management assesses the relative credit risk of the portfolio from period to period, including any internal risk ratings, LTV metrics, watch lists or similar measures it uses. We may have further comment.

Response:

The Company’s business involves two primary investment strategies: 1) the acquisition of commercial real estate loans in the secondary market, typically at a discount to unpaid principal balance and 2) the origination of commercial real estate loans. The relative risk of a particular loan investment is assessed upfront during underwriting and priced into the applied discount rate in the case of a loan acquisition or into the contractual interest rate and related fees in the case of a loan origination (i.e., the expected return on the investment). Post acquisition or origination, the loan investment is then monitored to measure its performance relative to the underwritten business plan and further actions may be taken to mitigate risk during this asset management phase. These measures are further highlighted below:

Initial underwriting:

Prior to consummating an investment in mortgages and loans held-for-investments either directly or through an interest in an unconsolidated joint venture, we evaluate each investment’s risk profile by comparing the quality and stability of collateral cash flows and the value of the collateral, which is typically real estate, to the contractual interest payments under the loan as well as the cost basis of the investment, respectively. We perform an underwriting and due diligence review of (i) sponsor capability and financial condition, (ii) quality and stability of collateral cash flows, (iii) investment structure, and (iv) external factors including the overall economic environment, real estate sector, and geographic sub-market in which the collateral resides. Key metrics reviewed during this process, as applicable, include, but are not limited to, loan-to-collateral value ratios (“LTV”), debt service coverage ratios (“DSCR”), debt yields, sponsor credit ratings and history, and tenant credit ratings and diversity. For loans which we acquire at a discount to unpaid principal balance, metrics such as LTV, DSCR, and debt yields will be reviewed relative to cost basis rather than the unpaid principal balance since an attractive return is not necessarily predicated on recovering the entire unpaid principal balance. Because of the diverse nature of our investments, the importance and relevance of these metrics will vary by investment and we do not utilize a numerical “rating” system for each investment.

Asset management:

The Company regularly analyzes the extent and impact of any credit migration from underwriting and the initial investment review associated with the performance and/or value of underlying collateral as well as the financial and operating capability of the borrower/sponsor. Specifically, a property’s operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property’s liquidation value. Where applicable, we also evaluate the financial wherewithal of any loan guarantors as well as the borrower’s competency in managing and operating the properties. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, such as (i) periodic financial data such as DSCR, property occupancy, tenant profiles, rental rates, operating expenses, the borrower/sponsor’s exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants.

2.	We note your disclosure regarding your policies on the amount of leverage you employ. In future Exchange Act periodic reports, please expand the disclosure regarding your leverage strategy to address your current strategy with respect to the term of your borrowings and the use of securitizations.

Response:

In future Exchange Act periodic reports, the Company will comply with this request and provide additional disclosure regarding its leverage strategy to address our current strategy with respect to the term of its borrowings and the use of securitizations to the extent that it is material to the Company’s business. The Company currently uses immaterial leverage (2% debt-to-equity as of March 31, 2011) and therefore has not provided disclosure to date.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

3.	We note on page 7 that your strategy is to maintain “a favorable spread between the yield on our assets and the cost of financing such assets.” In future Exchange Act periodic reports, please discuss the current relationship between your weighted average yield on assets as compared to your weighted average financing costs. In addition, please compare the current spread to the prior reporting period spread.

Response:

As noted in response #2, the Company’s use of leverage is immaterial at this point. Should leverage become material to the Company’s strategy, the Company will provide disclosure regarding the relationship between its weighted average yield on assets as compared to its weighted average financing costs.

Our Investments, page 62

4.	We note your disclosure on page 3 that your target assets include whole loans, CMBS, mezzanine loans, B-notes, triple net leased property and other asset types. In future Exchange Act periodic reports, please provide a breakdown of the percentage of your current portfolio represented by each of these target asset types.

Response:

In future Exchange Act periodic reports, the Company will comply with this request and provide a breakdown by target asset types in the portfolio.

Liquidity and Capital Resources, page 80

5.	We note that your credit facility contains financial covenants. To the extent you have material sources of liquidity, such as a credit facility, that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

Response:

Currently, the Company is well within the limits of the financial covenants and we do not believe the financial covenants disclosed on pages 80 and 81 have a material impact on the Company’s financial flexibility. The Company confirms that it will disclose its actual financial covenant ratios in the future to the extent that compliance with such ratios is having a material impact on its financial flexibility.

Other Sources of Liquidity, page 81

6.	In future Exchange Act periodic reports, please expand this disclosure to cover cash flows from anticipated loan maturities and repayments in the current fiscal year and, if relevant to your liquidity, the amount of unencumbered assets as of the end of the reporting period available to secure additional financing.

Response:

In future Exchange Act periodic reports, the Company will comply with this request and provide additional disclosure regarding other sources of liquidity, including cash flows from anticipated loan maturities and repayments in the current fiscal year, and, if relevant to its liquidity, the amount of unencumbered assets as of the end of the reporting period available to secure additional financing.

Contractual obligations, Commitments and Off-Balance Sheet Arrangements, page 82

7.	Please tell us why you have not provided any information related to off-balance sheet arrangements.

Response:

At December 31, 2010, the Company disclosed all contractual obligations, commitments and off-balance sheet arrangements on pages 82 and 83 of the Form 10-K. Other than the commitments included in those disclosures, the Company did not have any off-balance sheet arrangements as defined in Regulation S-K Item 303(a)(4)(ii). If this is the case in the future, the Company will state such fact.

Financial Statements of Colony Financial, Inc.

Loans Receivable, page F-8

8.	Please tell us how you determined to sell your participation interest in a mezzanine loan in restructure debt of Hilton Worldwide, and how you determined that your sale of your interest does not call into question your stated interest to hold your other loans held for investment to maturity.

Response:

The Company has classified all of its loans receivable as held for investment in accordance with ASC 948-310, as the loans were acquired with the intent to be held for the foreseeable future or until payoff or maturity. In making this determination, management considers a range of factors, including its strategy and current plan for the business, the nature, type and expected life of the loan receivable based upon its underwriting, the Company’s current and forecasted liquidity demands, the current economic environment and market conditions, and regulatory requirements (including compliance with REIT asset and income tests). When the Company invested in the Hilton Mezzanine Loan, its intent was to hold the loan to maturity, while earning a 13.8% yield, and, accordingly, the loan was classified as held for investment in the September 30, 2010 interim financial statements. However, in December 2010, the Company was presented with a compelling unsolicited opportunity to sell its position at a price equal to 1.2x its original investment, which would generate a 65%+ IRR and earn a significantly higher return for its shareholders than forecast in its original underwriting. The Company believes that the economic environment and market conditions that contributed to the rapid appreciation in value of the Hilton Mezzanine Loan were anomalous, and has no intent to sell or otherwise dispose of any of its other loans receivable in the foreseeable future. With the exception of the Hilton Mezzanine Loan sale, the Company has not established a practice of selling loans receivable that are classified as held for investment, whether held directly or indirectly through its unconsolidated joint ventures.

Form 10-Q for the Quarter Ended March 31, 2011

2. Common Stock Offering, page 6

9.	We note from your disclosure that the common stock offering completed on April 6, 2011, triggered an Anti-Dilution Purchase Price Adjustment. Please tell us how you accounted for this adjustment in your March 31 financial statements.

Response:

Upon issuance of the investor rights to the private placement investors in December 2010, the Anti-Dilution Purchase Price Adjustment was accounted for as a component of stockholders’ equity, as it was not legally detachable or separately exercisable from the common stock sold in the private placement and met the criteria for equity classification pursuant to ASC 815-40. Upon settlement of the Anti-Dilution Purchase Price Adjustment on April 6, 2011, the Company issued 175,000 shares of common stock valued at $18.50 per share and paid $162,500 in cash to the private placement investor. The Company did not accrue for the settlement of the Anti-Dilution Purchase Price Adjustment at March 31, 2011, as the increase in additional paid-in capital (“APIC”) resulting from the issuance of the anti-dilution shares would be fully offset by a corresponding decrease in APIC related to the December 2010 private placement transaction and the cash payment of $162,500 was not material. The settlement of the Anti-Dilution Purchase Price Adjustment on April 6, 2011, including the issuance of the anti-dilution shares and the cash payment to the private placement investor will be reflected in the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2011.

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The Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7230.

Sincerely,

/s/ Darren J. Tangen

Darren J. Tangen

cc:	Ronald M. Sanders

J. Warren Gorrell, Jr.

David P. Slotkin

Hogan Lovells US LLP